Exhibit 4.16

Chanticleer Holdings, Inc.

7621 Little Avenue, Suite 414

Charlotte, NC 28226

May [__], 2019

Securities Transfer Corporation

2901 N. Dallas Parkway, Suite 380

Plano, TX 75093

Ladies and Gentlemen:

In connection with your appointment as Rights Agent and Information Agent in the transactions described herein, Chanticleer Holdings, Inc., a Delaware corporation (the “Company”), hereby confirms its arrangements with you as follows:

1.       Rights Offering. As set forth in the Company’s Prospectus preliminarily dated May 28 , 2019 as it may be amended (the “Prospectus”), and incorporated herein by reference, the Company intends to conduct a rights offering (the “Rights Offering”) in which it shall distribute to each holder of its common stock, $0.001 par value per share (the “Common Stock”), and certain holders of its warrants to purchase shares of Common Stock, three subscription rights (the “Rights”) to subscribe for shares of Common Stock (the “Shares”), for each share of Common Stock and each share of Common Stock underlying warrants held at the close of business on June 7, 2019 (the “Record Date”). Each Right shall entitle the holder thereof to subscribe for one Share (the “Basic Subscription Privilege”) at a subscription price of $[_____] per full Share (the “Subscription Price”). These Rights shall expire at 5:00 p.m., Eastern time, on [_____], 2019 (the “Expiration Time”), and be evidenced by non-transferable subscription rights certificates (“Subscription Rights Certificates”). In addition, each Rights holder who exercises their Basic Subscription Privilege in full shall be eligible to subscribe for, at the same Subscription Price, such additional Shares that remain unsubscribed as a result of unexercised Rights held by other Rights holders (the “Oversubscription Privilege”), subject to proration as set forth below.

2.       Appointment of Rights Agent. You are hereby appointed as the Rights Agent for the Rights Offering in accordance with the Prospectus. Each reference to you in this letter is to you in your capacity as Rights Agent, unless the context indicates otherwise.

3.       Delivery of Documents. Enclosed herewith are the following, the receipt of which by you is hereby acknowledged:

(a)	a copy of the Prospectus;

(b)	the form of Subscription Rights Certificate;

(c)	the form of Instructions for Use of Chanticleer Holdings, Inc. Subscription Rights Certificates;

(d)	the form of Notice of Guaranteed Delivery;

(e)	the form of Letter to Stockholders who are Beneficial Owners;

(f)	the form of Letter to Stockholders who are Record Holders;

(g)	the form of Letter to Clients;

(h)	the form of Letter to Warrant Holders;

(i)	the form of Beneficial Owner Election Form;

(j)	the form of Nominee Holder Certification Form;

(k)	the Substitute Form W-9; and

(l)	a return envelope addressed to Securities Transfer Corporation, as Rights Agent.

The documents referenced in clauses (c) through (j) above shall be referred to herein as the “Ancillary Documents.”

On or before [_____], 2019, the Company shall mail or cause to be mailed to each holder of Common Stock and each holder of certain warrants, at the close of business on the Record Date (the “Record Stockholders”), a Subscription Rights Certificate evidencing the Rights to which such holder is entitled, a Prospectus, the Ancillary Documents (as applicable) and an envelope addressed to you.

4.       Subscription Procedure. (a) Upon your receipt prior to the Expiration Time (by mail, facsimile or delivery) as Rights Agent of (i) any Subscription Rights Certificate completed and endorsed for exercise (except as provided in paragraph 6 hereof), and (ii) payment in full of the subscription price set forth on the cover page of the Prospectus for the Shares subscribed for (the “Subscription Price”) in U.S. funds (A) by certified check, bank draft or a postal, telegraphic or express money order payable at par (without deduction for bank service charges or otherwise) to you, “AS RIGHTS AGENT;” (B) by wire transfer of immediately available funds; or (C) an alternative payment method arranged by you and approved by the Company, you shall as soon as practicable after the Expiration Time (but after performing the procedures described in subparagraphs (b) and (c) below), mail to the subscriber’s registered address on the books of the Company the Shares subscribed for pursuant to the Basic and Oversubscription Privileges, and furnish a list of all such information to the Company.

(b) As soon as practicable after the Expiration Time, you shall calculate the number of Shares to which each subscriber is entitled pursuant to the Oversubscription Privilege. Only subscribers who exercise their Basic Subscription Privilege in full shall be eligible to subscribe for those Shares not subscribed for pursuant to the Basic Subscription Privilege of other Rights holders (the “Remaining Shares”). Where there are sufficient Remaining Shares to satisfy all additional subscriptions by subscribers exercising their rights under the Oversubscription Privilege, each subscriber shall be allotted the number of additional Shares subscribed for by them. If the aggregate number of Shares subscribed for under the Oversubscription Privilege exceeds the number of Remaining Shares, the number of Remaining Shares initially allotted to each participant in the Oversubscription Privilege shall be the lesser of (i) the number of Shares subscribed for under the Oversubscription Privilege by such subscriber or (ii) the product (disregarding fractions) obtained by multiplying the number of Remaining Shares by a fraction, the numerator of which is the number of Shares subscribed for under the Oversubscription Privilege by such subscriber, and the denominator of which is the aggregate number of Shares subscribed for under the Oversubscription Privilege by all subscribers. If after the initial allotment there are still Remaining Shares and subscribers whose exercise of the Oversubscription Privilege has not been fully satisfied, such Remaining Shares shall be allocated (one or more times as necessary) in accordance with the foregoing principal until all available Remaining Shares have been allocated. Any fractional Share to which subscribers exercising their Oversubscription Privilege would otherwise be entitled pursuant to such allocation shall be rounded down to the next whole share.

(c) Upon calculating the number of Shares to which each subscriber is entitled pursuant to the Oversubscription Privilege and the amount overpaid, if any, by each subscriber, you shall, as soon as practicable, (i) furnish a list of all such information to the Company and (ii) inform the subscribers who participated in the Oversubscription Privilege of the number of additional Shares, if any, allotted to them.

(d) Upon calculating the number of Shares to which each subscriber is entitled pursuant to the Oversubscription Privilege and assuming payment for the additional Shares subscribed for has been delivered, you shall mail to the subscriber’s registered address on the books of the Company the additional Shares the subscriber has been allotted as contemplated in subparagraph (a) above. If a lesser number of Shares is allotted to a subscriber under the Oversubscription Privilege than the number for which the subscriber has tendered payment, you shall remit to the subscriber the excess of the payment received from such subscriber over the amount required to exercise the Oversubscription Privilege for the number of Shares finally allotted to such subscriber, without interest or deduction, at the same time as certificates representing the Shares allotted pursuant to the Oversubscription Privilege are mailed.

(e) You shall promptly remit to the Company, after expiration of the Rights Offering and issuance of certificates for the Shares subscribed for, all funds received in payment of the Subscription Price under the Basic Subscription Privilege. Funds received by you pursuant to the Oversubscription Privilege shall be held by you in a segregated account pending allocation of Shares issued pursuant to the Oversubscription Privilege. Upon mailing certificates representing the Shares and refunding each subscriber’s funds for additional Shares subscribed for but not allotted, if any, you shall promptly remit all funds received in payment of the Subscription Price under the Oversubscription Privilege to the Company.

5.       Defective Exercise of Rights; Lost Subscription Rights Certificates. The Company shall have the absolute right to reject any defective exercise of Rights or to waive any defect in exercise. Unless requested to do so by the Company, you shall not be under any duty to give notification to holders of Subscription Rights Certificates of any defects or irregularities in subscriptions. Such subscriptions shall not be deemed to have been made until any such defects or irregularities have been cured or waived within such time as the Company determines. You shall as soon as practicable return Subscription Rights Certificates with defects or irregularities that have not been cured or waived to the holder of the Rights. If any Subscription Rights Certificate is alleged to have been lost, stolen or destroyed, you should follow the same procedures followed for lost stock certificates representing shares of Common Stock you use in your capacity as transfer agent for the Company’s Common Stock.

6.       Late Delivery. If prior to the Expiration Time you receive (i) payment in full of the Subscription Price for the Shares being subscribed for and (ii) a guarantee notice (a “Notice of Guaranteed Delivery”) substantially in the form delivered with the Subscription Rights Certificate, from a commercial bank or trust company having an office or correspondent in the United States, or a member firm of any registered United States national securities exchange or of the National Association of Securities Dealers, Inc. stating the certificate number of the Subscription Rights Certificate relating to the Rights, the name and address of the exercising Rights holder, the number of Rights represented by the Subscription Rights Certificate held by such exercising Rights holder, the number of Shares being subscribed for pursuant to the Basic Subscription Privilege, the number of Shares, if any, being subscribed for pursuant to the Oversubscription Privilege, and guaranteeing the delivery to you of the Subscription Rights Certificate evidencing such Rights within three trading days on the over-the-counter market (“OTC”) following the date of the Notice of Guaranteed Delivery, then the Rights may be exercised even though the Subscription Rights Certificate was not delivered to you prior to the Expiration Time, provided that within three OTC trading days following the date of the Notice of Guaranteed Delivery you receive the properly completed and duly executed Subscription Rights Certificate evidencing the Rights being exercised, with signature guaranteed if required.

7.       Delivery. You shall deliver to the Company the exercised Subscription Rights Certificates in accordance with written directions received from the Company and shall deliver the Shares to the subscribers who have duly exercised Rights at their registered addresses as instructed on the Subscription Rights Certificates.

8.       Reports. You shall notify the Company by telephone on or before the close of business on each business day during the period commencing with the mailing of the Rights and ending at the Expiration Time (and in the case of guaranteed deliveries, ending three business days after the Expiration Time) (a “daily notice”), which notice shall thereafter be confirmed in writing of (i) the number of Rights exercised on the day covered by such daily notice, (ii) the number of Rights subject to guaranteed delivery on the day covered by such daily notice, (iii) the number of Rights for which defective exercises have been received on the day covered by such daily notice, (iv) the number of Shares requested under the Oversubscription Privilege and (v) the cumulative total of the information set forth in clauses (i) through (iv) above. At or before the first business day following the Expiration Time, you shall certify in writing to the Company the cumulative total through the Expiration Time of all the information set forth in clauses (i) through (iv) above. You shall maintain and update a listing of holders who have fully or partially exercised their Rights, and holders who have not exercised their Rights. You shall provide the Company or its designee with such information compiled by you pursuant to this paragraph 8 as any of them shall request.

9.       Future Instructions. With respect to notices or instructions to be provided by the Company hereunder, you may rely and act on any written instruction signed by (a) any one or more of the following authorized officers or employees of the Company: Michael D. Pruitt, Chief Executive Officer of the Company or Patrick Harkleroad, Chief Financial Officer of the Company; or (b) Ruba Qashu of Libertas Law Group, Inc., special counsel for the Company.

10.       Payment of Compensation and Expenses. The Company will pay you compensation for acting in your capacity as Rights Agent hereunder as set forth on Schedule 1 attached hereto. Payment for information agent services and the project management and acceptance fee shall be due upon commencement of this Agreement.

11.       Counsel. You may consult with counsel satisfactory to you, which may be counsel to the Company, and the written advice or opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by you hereunder in good faith and in accordance with such advice or opinion of such counsel. The Company agrees that any fees incurred by Securities Transfer Corporation associated with this consultation shall be deemed a reimbursable expense which the Company will cover.

12.       Indemnification. The Company covenants and agrees to indemnify and hold you harmless against any costs, expenses (including reasonable fees for legal counsel), losses or damages, which may be paid, incurred or suffered by or to which you may become subject, arising from or out of, directly or indirectly, any claim or liability resulting from your actions as Rights Agent pursuant hereto; provided that such covenant and agreement does not extend to such costs, expenses, losses and damages incurred or suffered by you as a result of, or arising out of, your own gross negligence or bad faith.

13.       Notices. Unless otherwise provided herein, all reports, notices and other communications required or permitted to be given hereunder shall be in writing and delivered by hand or confirmed telecopy or by first class mail, postage prepaid, as follows:

(a)	If to the Company, to:

Michael D. Pruitt, Chief Executive Officer
Chanticleer Holdings, Inc.
7621 Little Avenue, Suite 414
Charlotte, NC 28226
Telephone: (704) 366-5122

with a copy to:

Ruba Qashu
Libertas Law Group, Inc.
225 Santa Monica Boulevard, 5th Floor
Santa Monica, CA 90401
Telephone: (949) 355-5405

(b)	If to you, to:

Securities Transfer Corporation
2901 N. Dallas Parkway, Suite 380
Plano, Texas 75093
Attention: Stephanie Zhang
Telephone: (469) 663-0101
Telecopy: (469) 633-0088

14.       Assignment, Delegation. Neither this Agreement nor any rights or obligations hereunder may be assigned or delegated by either party without the written consent of the other party. This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns. Nothing in this Agreement is intended or shall be construed to confer upon any other person any right, remedy or claim or to impose upon any other person any duty, liability or obligation.

15.        Governing Law. The validity, interpretation and performance of this Agreement shall be governed by the law of the State of Texas, except that body of law relating to choice of laws.

16.       Severability. If any provision of this Agreement shall be held invalid, unlawful, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired.

17.       Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which together shall be considered one and the same agreement.

18.       Captions. The captions and descriptive headings herein are for convenience of the parties only. They do not in any way modify, amplify, alter or give full notice of the provisions hereof.

19.       Confidentiality. All books, records, information and data pertaining to the business of a party that are exchanged or received pursuant to the negotiation or the carrying out of this Agreement including the fees for services set forth in the attached schedule shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by law.

20.       Term. This Agreement shall remain in effect until 30 days’ written notice has been provided by either party to the other of its termination. Upon termination of the Agreement, the Rights Agent shall retain all cancelled Subscription Rights Certificates and related documentation as required by applicable law.

21.       Merger of Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

If the foregoing is in accordance with your understanding of our arrangements, please sign and return the enclosed duplicate of this letter.

Very truly yours,

CHANTICLEER HOLDINGS, INC.

By:	Michael D. Pruitt
Title:	Chief Executive Officer

The foregoing is in accordance with our understanding and is hereby confirmed and accepted.

SECURITIES TRANSFER CORPORATION

By:	George Johnson
Title:	Vice President

Dated: __________, 2019

Schedule 1

SECURITIES TRANSFER CORPORATION

Schedule of Fees

As Rights Agent and Information Agent

I.	Project Management and Acceptance Fee	$3,500.00

II.	Examine / Process Right certificates and	$10.00 per
Accompanying Payment, each

III.	Print & process new stock certificates (per issue)	$10.00 per

IV.	Additional Handling Items, each	$5.00 per
Including Notice of Guaranteed Deliveries, Withdrawals, Legal
Items, Options, Correspondence, Partials, Items not providing a Taxpayer
Identification Number, etc.

V.	Each line item on DTC’s ATOP Forms	$10.00/line

VI.	Extension of Offer, each	$2,500.00, each
	* Additional Changes to Shareholder File	Included
(including transfer journal updates)
	* Attorney Review of Agreement (if there are	Included
any variations on the standard language)
	* Changes to Standard Documents	Included
	* Additional Special Services	By Appraisal

VII.	Out of Pocket Expenses	Additional
Including Postage, Printing, Stationary,
Overtime, Transportation, etc.

VIII.	Information Agent Services	$7,500.00

IX.	Administrative Fee (20 hours included in quote)	$135.00/hour

X.	Printing of Materials	$0.04 per side

XI.	Mailing of Materials	$2.00 + Postage